SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                             BANNER AEROSPACE, INC.
                                (Name of Issuer)


                     Common Stock, par value $1.00 per share
                         (Title of Class of Securities)


                                     0665210
                                 (CUSIP Number)


                             Donald E. Miller, Esq.
                     Senior Vice President & General Counsel
                            The Fairchild Corporation
                              300 West Service Road
                                 P.O. Box 10803
                            Chantilly, Virginia 20153
                                 (703) 478-5800


                                January 13, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.



                               Page 1 of 7 Pages

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).













                               Page 2 of 7 Pages

-------- ----------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         The Fairchild Corporation -- IRS EIN 34-0728587
         RHI Holdings, Inc. - IRS EIN 34-1545939
         Fairchild Holding Corp - IRS EIN 54-1794337
-------- ----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)[ ]
                                                                        (b)[ ]
-------- ----------------------------------------------------------------------
3        SEC USE ONLY
-------- ----------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
-------- ----------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [ ]
-------- ----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         The Reporting Persons are incorporated under the laws of
         Delaware
--------------------------------------- ------- -------------------------------
                                        7       SOLE VOTING POWER

                                                17,351,449
                                        ------- -------------------------------
              NUMBER OF                 8       SHARED VOTING POWER
                SHARES
             BENEFICIALLY                       0
                                        ------- -------------------------------
            OWNED BY EACH               9       SOLE DISPOSITIVE POWER
           REPORTING PERSON
                 WITH                           17,351,449
                                        ------- -------------------------------
                                        10      SHARED DISPOSITIVE POWER

                                                0
-------- ----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
         17,351,449
-------- ----------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES
                                                                        [ ]
-------- ----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         71.12%
-------- ----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------- ----------------------------------------------------------------------


                               Page 3 of 7 Pages

Item 1.  Security and Issuer.

     This Amendment No. 4 ("Amendment No. 4") amends Amendment No. 3 to the statement on Schedule 13D, filed with the Securities and Exchange Commission on January 16, 1998 which inadvertently stated that the number of shares outstanding of Banner Aerospace, a Delaware corporation (the "Issuer") at September 30, 1997 was 22,447,778 when the actual number outstanding at such date was 23,447,778. Consequently, based on such number outstanding (less the 2,219,967 share reduction described in Item 3) the Reporting Person's beneficial ownership of the Issuer's common stock, par value $1.00 per share (the "Common Stock"), is approximately 71.12%. The principal executive offices of the Issuer are located at Dulles Int. Airport, 300 West Service Road (Chantilly, VA), P.O. Box 20260, Washington, DC 20041. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the Original 13D Filing. Other than as set forth herein, there has been no material change in the information set forth in the Original 13D Filing.

Item 2.  Identity and Background.

     This statement is filed by The Fairchild Corporation ("TFC"), RHI Holdings, Inc. ("RHI") and Fairchild Holding Corp. ("FHC"), each a Delaware corporation. The address of each of TFC, RHI and FHC is 300 West Service Road, Dulles International Airport, VA 20166 (Mailing Address: P.O. Box 10803, Chantilly, VA 20153). TFC is a leading worldwide supplier of aerospace fasteners. RHI is a wholly owned subsidiary of TFC, and FHC is a wholly owned subsidiary of RHI.

Item 3.  Source and Amount of Funds or Other Consideration.

     Item 3 of the Original 13D Filing is hereby amended to add the following:

     On January 13, 1998, RHI purchased an aggregate of 294,133 shares of the Issuer's Common Stock from J.J. Cramer & Co. in a privately negotiated transaction, at $10 3/8 per share. The shares were purchased with working capital funds of RHI. (Simultaneously with this transaction, the Issuer also purchased 2,216,967 shares of Common Stock from J.J. Cramer & Co., at $10 3/8 per share.)

Item 5.  Interest in Securities of the Issue.



                               Page 4 of 7 Pages

     Item 5 of the Original 13D Filing is hereby amended by adding the following:

     (a) Stock Ownership of the Reporting Persons.

     After giving effect to the transactions described in Items 3 and 5(c) of this Amendment No. 4, the Reporting Persons are the beneficial owners of an aggregate of 17,351,449 shares of Issuer's Common Stock, registered as follows:
RHI: 8,782,327 shares of Common Stock and 3,168,143 shares of Preferred Stock;
FHC: 5,386,477 shares of Common Stock; and Banner Aerospace Holding Company II, Inc. ("BACII", an indirect wholly owned subsidiary of TFC): 11,806 shares of Common Stock and 2,696 shares of Preferred Stock.

     The Reporting Persons' beneficial ownership of 17,351,449 shares of Common Stock constitutes approximately 71.12% of the Common Stock outstanding based upon 21,225,811 shares of Common Stock issued and outstanding as of January 14, 1998. (The Issuer's 10-Q for the period ended September 30, 1997, reported 23,442,778 shares of Common Stock outstanding. On January 14, 1998, the Issuer purchased 2,216,967 shares of Common Stock from J.J. Cramer & Co., in a private transaction, thus reducing the Common Stock outstanding to 21,225,811.)

     Beneficial Stock Ownership of Jeffrey Steiner. As a result of his 31% beneficial ownership in TFC and his position as Chairman, Chief Executive Officer and President of TFC, Jeffrey Steiner may be deemed to be the beneficial owner of the 17,351,449 shares of Issuer Common Stock beneficially owned by the Reporting Persons. Mr. Steiner disclaims such beneficial ownership, except to the extent of his pecuniary interest therein.

     (b) The information required by this paragraph is set forth in tabular form in Numbered Paragraphs 7 through 11 on Page 2 of this Schedule.

     (c) Since the date of the last 13D filing (July 3, 1997), the Reporting Persons acquired 84,954 shares of the Issuer's Preferred Stock (convertible on a 1 to 1 basis into Common Stock), as follows:

         Registered Owner:            RHI
         Number of Shares:            84,882 Shares of Preferred Stock
         Date Acquired:               October 31, 1997


                               Page 5 of 7 Pages

         Consideration:               Paid-In-Kind by Issuer on its Pre-
                                      ferred Stock
         Registered Owner:            BACII
         Number of Shares:            72 Shares of Preferred Stock
         Date Acquired:               October 31, 1997
         Consideration:               Paid-In-Kind Dividend by Issuer on its
                                      Preferred Stock

     (d) Not applicable.

     (e) Not applicable.






                               Page 6 of 7 Pages

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 20, 1998            THE FAIRCHILD CORPORATION



                                    By: /s/ Donald E. Miller
                                        -----------------------------------
                                           Name:  Donald E. Miller
                                           Title: Senior Vice President
                                                  General Counsel
                                                  and Secretary


                                    RHI HOLDINGS, INC.


                                    By: /s/ Donald E. Miller
                                        -----------------------------------
                                           Name:  Donald E. Miller
                                           Title: Vice President
                                                  and Secretary


                                    FAIRCHILD HOLDING CORP.


                                    By: /s/ Donald E. Miller
                                        -----------------------------------
                                           Name:  Donald E. Miller
                                           Title: Vice President
                                                  and Secretary




                               Page 7 of 7 Pages